Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At September 30, 2018 management evaluated the effectiveness of the Group’s ICFR and concluded that such ICFR was effective.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These condensed consolidated interim financial statements have not been reviewed by the Group’s external auditor.

The unaudited condensed consolidated interim financial statements for the period ended September 30, 2018 were approved by the Board of Directors and signed on its behalf on November 12, 2018.

(Signed) S. R. Curtis	(Signed) J.M. Learmonth

Chief Executive Officer	Chief Financial Officer

Caledonia Mining Corporation Plc

Condensed consolidated statements of profit or loss and other comprehensive income

(in thousands of United States dollars, unless indicated otherwise)

Unaudited		For the 3 months ended September 30		For the 9 months ended September 30
	Notes	2018	2017	2018	2017
Revenue		16,647	18,230	50,904	50,163
Less: Royalties		(834)	(913)	(2,549)	(2,512)
Production costs	6	(9,948)	(9,080)	(29,255)	(26,992)
Depreciation		(1,019)	(1,008)	(2,887)	(2,749)
Gross profit		4,846	7,229	16,213	17,910
Net other income		1,663	663	4,764	1,864
Administrative expenses	7	(1,423)	(1,607)	(4,625)	(4,541)
Equity-settled share-based expense		-	-	(14)	(835)
Cash-settled share-based expense	8	(113)	(73)	(450)	(607)
Net foreign exchange (loss)/gain		(275)	(3)	(115)	16
Margin call on hedge	9	(360)	-	(360)	-
Operating profit		4,338	6,209	15,413	13,807
Finance income		10	8	28	17
Finance cost		(107)	(15)	(170)	(41)
Profit before tax		4,241	6,202	15,271	13,783
Tax expense	10	(1,204)	(2,326)	(5,101)	(5,876)
Profit for the period		3,037	3,876	10,170	7,907
Other comprehensive income
Items that are or may be classified to profit or loss
Foreign currency translation differences for foreign operations		(69)	(110)	(509)	23
Total comprehensive income for the period		2,968	3,766	9,661	7,930

Profit attributable to:
Owners of the Company		2,224	3,120	7,982	6,152
Non-controlling interests		813	756	2,188	1,755
Profit for the period		3,037	3,876	10,170	7,907
Total comprehensive income attributable to:
Owners of the Company		2,155	3,010	7,473	6,175
Non-controlling interests		813	756	2,188	1,755
Total comprehensive income for the period		2,968	3,766	9,661	7,930

Earnings per share
Basic earnings per share ($)		0.20	0.29	0.74	0.57
Diluted earnings per share ($)		0.20	0.29	0.74	0.57

The accompanying notes on page 6 to 19 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Condensed consolidated statements of financial position

(in thousands of United States dollars, unless indicated otherwise)

Unaudited

As at		September 30,	December 31,
	Notes	2018	2017
Assets
Property, plant and equipment	11	95,208	82,078
Deferred tax asset		87	65
Total non-current assets		95,295	82,143

Inventories		9,651	9,175
Prepayments		924	709
Trade and other receivables	12	5,786	4,962
Cash and cash equivalents		9,827	13,067
Total current assets		26,188	27,913
Total assets		121,483	110,056

Equity and liabilities
Share capital		55,102	55,102
Reserves		142,957	143,452
Retained loss		(129,487)	(135,287)
Equity attributable to shareholders		68,572	63,267
Non-controlling interests		7,685	5,944
Total equity		76,257	69,211

Liabilities
Provisions		3,731	3,797
Deferred tax liability		23,138	19,620
Cash-settled share-based payments	8	2,320	1,826
Total non-current liabilities		29,189	25,243

Short-term portion of term-loan facility		374	1,486
Trade and other payables		11,628	12,660
Income tax payable		104	1,145
Bank overdraft		3,931	311
Total current liabilities		16,037	15,602
Total liabilities		45,226	40,845
Total equity and liabilities		121,483	110,056

The accompanying notes on pages 6 to 19 are an integral part of these condensed consolidated interim financial statements.

Caledonia Mining Corporation Plc

Condensed consolidated statements of changes in equity

(in thousands of United States dollars, unless indicated otherwise)

Unaudited	Share Capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity

Balance at December 31, 2016	55,002	(6,258)	132,591	16,041	(141,767)	55,609	3,708	59,317
Transactions with owners:
Share repurchase cost	(146)	-	-	-	-	(146)	-	(146)
Shares issued – option exercised	84	-	-	-	-	84	-	84
Dividend paid	-	-	-	-	(2,175)	(2,175)	(241)	(2,416)
Equity-settled share-based payments	-	-	-	705	-	705	130	835
Total comprehensive income:
Profit for the period	-	-	-	-	6,152	6,152	1,755	7,907
Other comprehensive income for the period	-	23	-	-	-	23	-	23
Balance at September 30, 2017	54,940	(6,235)	132,591	16,746	(137,790)	60,252	5,352	65,604
Balance at December 31, 2017	55,102	(5,885)	132,591	16,746	(135,287)	63,267	5,944	69,211
Transactions with owners:
Dividend paid	-	-	-	-	(2,182)	(2,182)	(447)	(2,629)
Equity-settled share-based expense	-	-	-	14	-	14	-	14
Total comprehensive income:
Profit for the period	-	-	-	-	7,982	7,982	2,188	10,170
Other comprehensive income for the period	-	(509)	-	-	-	(509)	-	(509)
Balance at September 30, 2018	55,102	(6,394)	132,591	16,760	(129,487)	68,572	7,685	76,257

The accompanying notes on pages 6 to 19 are an integral part of these condensed consolidated interim financial statements.

Condensed consolidated statements of cash flows

 (in thousands of United States dollars, unless indicated otherwise)

Unaudited		For the 3 months ended September 30		For the 9 months ended September 30
	Note	2018	2017	2018	2017

Cash generated from operating activities	13	7,013	11,652	15,446	19,526
Net interest		(105)	(116)	(187)	(121)
Tax paid		(149)	(1,418)	(2,671)	(2,807)
Net cash from operating activities		6,759	10,118	12,588	16,598

Cash flows from investing activities
Acquisition of Property, plant and equipment		(5,234)	(8,056)	(16,010)	(15,575)
Net cash used in investing activities		(5,234)	(8,056)	(16,010)	(15,575)

Cash flows from financing activities
Dividend paid		(584)	(964)	(2,345)	(2,416)
Shares issued		-	84	-	84
Repayments of term-loan facility		(375)	(375)	(1,125)	(1,125)
Share repurchase cost		-	-	-	(146)
Net cash used in financing activities		(959)	(1,255)	(3,470)	(3,603)

Net increase/(decrease) in cash and cash equivalents		566	807	(6,892)	(2,580)
Effect of exchange rate fluctuations on cash held		22	145	32	75
Net cash and cash equivalents at beginning of period		5,308	10,878	12,756	14,335
Net cash and cash equivalents at end of period		5,896	11,830	5,896	11,830

The accompanying notes on pages 6 to 19 are an integral part of these condensed consolidated interim financial statements.

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements for the 9 month periods ended September 30, 2018 and 2017

(In thousands of United States dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is 3rd Floor, Weighbridge House, St Helier, Jersey, Channel Islands, JE2 3NF. These unaudited condensed consolidated interim financial statements of the Group as at and for the 9 months ended September 30, 2018 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2	Basis for preparation

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2017.

(b) Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for cash-settled share-based payment liabilities measured at fair value.

(c) Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand, unless indicated otherwise.

3	Use of estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements for the 9 month periods ended September 30, 2018 and 2017

(In thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies

The same accounting policies and methods of computation have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual financial statements for the year ended December 31, 2017. In addition, the accounting policies have been applied consistently by the Group entities.

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owing the Blanket Mine (“Blanket”) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket. 80% of dividends declared by Blanket are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket dividend in the quarter. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket. The facilitation loans relating to the Group were transferred as dividends in specie intra Group and now the loans and most of the interest thereon is payable to the Company.

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Femiro’s 15% shareholding in Blanket. As at the date of approval of these financial statements the transaction remained subject to, amongst other things, approvals from various Zimbabwean regulatory authorities to be effective. In terms of the sale agreement, the Company plans to issue 727,266 shares at $7.15 per share to Fremiro for the cancellation of their facilitation loan which stood at $11,467 as at June 30, 2018 ($11,468 at September 30, 2018) and the purchase of their 15% shareholding in Blanket, increasing the Company’s total shareholding in Blanket to 64%. The Company will continue to consolidate Blanket in the unaudited condensed consolidated financial statements.

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements for the 9 month periods ended September 30, 2018 and 2017

(In thousands of United States dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed a re-assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket after the indigenisation and accordingly the subscription agreements with the indigenous shareholders have been accounted for as a transaction with non-controlling interests and as a share based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at 16.2% of the net assets of Blanket.
•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At March 31, 2018 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.
•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.
•	The Employee Trust and BETS are entities effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

Indigenisation shareholding percentages and facilitation loan balances

USD	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at September 30, 2018 #	Dec 31, 2017
NIEEF	16%	3.2%	12.8%	11,877	11,879
Fremiro	15%	3.0%	12.0%	11,468	11,504
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,645	7,669
	51%	16.2%	24.8%	30,990	31,052

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements for the 9 month periods ended September 30, 2018 and 2017

(In thousands of United States dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

The balance on the facilitation loans reconcile as follows:

	2018	2017&

Balance at January 1,	31,052	31,460
Interest accrued	1,636	556
Dividends used to repay loans	(1,698)	(773)
Balance at September 30,	30,990	31,243

& Amounts stated after the retrospective interest rate modification of June 23, 2017.

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket agreed to advance dividend arrangements with NIEEF and the Community Trust as follows:

Advances made to the Community Trust against their right to receive dividends declared by Blanket on their shareholding as follows:

•	a $2 million payment on or before September 30, 2012;
•	a $1 million payment on or before February 28, 2013; and
•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum payable quarterly or the Blanket dividend in the quarter to the advanced dividend loan holder (i.e. on the same basis as the facilitation loans). The loan is repayable by way of set off of future dividends on the Blanket shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 were settled through Blanket dividend repayments in 2014.

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable because repayment is by way of uncertain future dividends.

The movement in the advance dividend loan to the Community Trust is reconciled as follows:

	2018	2017&

Balance at January 1,	2,606	3,000
Interest accrued	133	52
Dividends used to repay advance dividends	(550)	(213)
Balance at September 30,	2,189	2,839

& Amounts stated after the retrospective interest rate modification of June 23, 2017.

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements for the 9 month periods ended September 30, 2018 and 2017

(In thousands of United States dollars, unless indicated otherwise)

6	Production costs

	2018	2017
Salaries and wages	10,504	10,566
Consumable materials	8,760	7,236
Electricity costs	6,892	6,517
Site restoration	35	24
Evaluation	310	307
Safety	438	382
Cash-settled share-based expense (note 8)	59	-
On mine administration	2,257	1,960
	29,255	26,992

7	Administrative expenses

	2018	2017
Investor relations and corporate development	576	414
Audit fee	170	170
Advisory services fee	421	688
Listing fees	357	289
Directors fees Company	169	191
Directors fees Blanket	39	27
Employee costs	2,083	2,018
Other office administration cost	423	317
Travel costs	265	303
Eersteling Gold Mine administration costs	122	124
	4,625	4,541

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements for the 9 month periods ended September 30, 2018 and 2017

(In thousands of United States dollars, unless indicated otherwise)

8	Cash-settled share-based payment expense

The Group has expensed the following cash-settled share-based payment arrangements for the period ended September 30, 2018:

	Note	2018	2017

Restricted Share Units and Performance Share Units	8 (a)	328	552
Caledonia Mining South Africa employee incentive scheme	8 (b)	122	55
		450	607

(a)	Restricted Share Units and Performance Share Units

Certain key management members were granted Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSUs and PSUs were granted and approved by the Compensation Committee of the Board of Directors.

The RSUs will vest three years after grant date given that the service condition of the relevant employees are fulfilled. The value of the vested RSUs will be the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the Plan and in the award agreements, on date of settlement.

The PSUs have a service condition and a performance period of three years. The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates. The number of PSUs that will vest will be the PSUs granted multiplied by a performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price calculated at the average Bank of Canada noon rate immediately preceding the dividend payment. PSUs have rights to dividends only after they have vested.

RSUs and PSUs were originally granted to be settled in cash. On May 8, 2018 the Board approved amendments to the awards to allow for settlement of the vesting date value in cash or shares issuable at fair market value or a combination of both at the discretion of the option holder.

The fair value of the RSUs, at the reporting date, was based on the Black Scholes option valuation model. The fair value of the PSUs, at the reporting date, was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 86% probability that the performance conditions will be met and therefore a 86% performance multiplier was used in calculating the estimated liability. The liability as at September 30, 2018 amounted to $2,169 (December 31, 2017: $1,782). Included in the liability as at September 30, 2018 is an amount of $59 (September 30, 2017: Nil) that was expensed and classified as production costs; refer note 6.

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements for the 9 month periods ended September 30, 2018 and 2017

(In thousands of United States dollars, unless indicated otherwise)

8	Cash-settled share-based payment expense (continued)

(a)	Restricted Share Units and Performance Share Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on September 30:

	*2018		*2017
	RSUs	PSUs	RSUs	PSUs
Fair value (USD)	$6.79	$6.59	$5.85	$5.57
Share price (USD)	$6.79	$6.79	$5.85	$5.85
Performance multiplier percentage	-	86%	-	91%

Share units granted:

	RSUs	PSUs	RSUs	PSUs
Grant - January 11, 2016	60,645	242,579	60,645	242,579
Grant - March 23, 2016	10,965	43,871	10,967	43,871
Grant - June 8, 2016	5,117	20,470	5,117	20,470
Grant - January 19, 2017	4,443	17,774	4,443	17,774
RSU dividend reinvestments	9,853	-	6,176	-
Total awards at September 30	91,023	324,694	87,348	324,694

* Amounts are presented after the 1:5 share consolidation that took place on June 26, 2017. All fractional entitlements due to the share consolidation were rounded down.

(b)	Caledonia Mining South Africa employee incentive scheme

During July 2017 and August 2018, Caledonia Mining South Africa Proprietary Limited granted 37,330 and 5,918 awards respectively to certain of its employees that entitle them to a cash pay-out at the Company’s share price on November 30 each year over a 3 year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £5.18 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $151 (December 31, 2017: $44) and the expense amounted to $122 (September 30, 2017: $55) for the quarter ended September 30, 2018. The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on September 30:

	2018	2017
	Awards
Grant - July 2017 (3 year term)	37,330	37,330
Grant - August 2018 (3 year term)	5,918	-
Awards paid out	(12,447)	-
Total awards outstanding September 30	30,801	37,330

Estimated awards expected to vest at September 30	100%	100%

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements for the 9 month periods ended September 30, 2018 and 2017

(In thousands of United States dollars, unless indicated otherwise)

9	Margin call on gold hedge

On August 17, 2018 the Company entered into a hedge in respect of 8,000 ounces of gold over a period of 4 months. The hedge protects the Company if the gold price falls below $1,150 per ounce and gives Caledonia full participation if the price of gold exceeds $1,195 per ounce. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment. The derivative contract is expected to result in a loss of $360 and was included in profit or loss. Of the $360 loss recognised, $90 was realised as at September 30, 2018.

10	Tax expense

	2018	2017
Tax recognised in profit or loss

Current tax expense	1,616	3,588
Income tax - current year	1,080	2,739
- change in estimate related to prior years	*795	-
Withholding tax expense - current year	154	849
- change in estimate related to prior years	**(413)	-

Deferred tax expense	3,485	2,288
Origination and reversal of temporary differences	3,485	2,288

Tax expense	5,101	5,876

Tax paid	2018	2017

Net income tax payable at January 1	1,145	345
Current tax expense	1,616	3,588
Foreign currency movement	14	(13)
Tax paid	(2,671)	(2,807)
Net income tax payable at September 30	104	1,113

* During the second quarter of 2018 management revised its estimate of the fair value of the management fee that was deducted against income tax in terms of Zimbabwean legislation in previous years.

**Withholding tax on the management fee was provided and paid at 15% in 2017. However, in the second quarter of 2018 management obtained confirmation from the Zimbabwean Revenue Authority that the Withholding tax rate was reduced to 5% and the amounts paid may be offset against outstanding income tax or withholding tax.

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements for the 9 month periods ended September 30, 2018 and 2017

(In thousands of United States dollars, unless indicated otherwise)

11	Property, plant and equipment

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2017	8,367	45,078	6,967	24,536	876	2,255	88,079
Additions*	-	17,464	-	3,377	36	72	20,949
Impairments	-	-	-	(12)	-	-	(12)
Disposals and scrappings	-	-	-	-	-	(2)	(2)
Reallocations between asset classes	1,051	(1,051)	-	(20)	20	-	-
Foreign exchange movement	16	7	-	-	11	4	38
Balance at December 31, 2017	9,434	61,498	6,967	27,881	943	2,329	109,052
Additions*	-	14,941	304	540	188	95	16,068
Impairments	-	-	-	(9)	-	-	(9)
Reallocations between asset classes	930	(4,972)	-	4,042	-	-	-
Foreign exchange movement	(20)	(10)	-	(5)	(40)	(5)	(80)
Balance at September 30, 2018	10,344	71,457	7,271	32,449	1,091	2,419	125,031

* Included in additions is an amount of $15,874 (December 31, 2017: $19,556) relating to capital work in progress (“CWIP”) and contains $58 (December 31, 2017: $155) of borrowing costs capitalised from the term-loan. As at quarter end $59,817 of CWIP was included in the closing balance (December 31, 2017: $48,943).

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements for the 9 month periods ended September 30, 2018 and 2017

(In thousands of United States dollars, unless indicated otherwise)

11	Property, plant and equipment (continued)

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses

Balance at January 1, 2017	2,950	4,541	-	13,229	642	1,844	23,206
Depreciation	686	631	-	2,153	115	178	3,763
Foreign exchange movement	-	-	-	-	4	1	5
Balance at December 31, 2017	3,636	5,172	-	15,382	761	2,023	26,974
Depreciation	567	471	-	1,668	74	107	2,887
Foreign exchange movement	-	-	-	-	(35)	(3)	(38)
Balance at September 30, 2018	4,203	5,643	-	17,050	800	2,127	29,823
Carrying amounts
At December 31, 2017	5,798	56,326	6,967	12,499	182	306	82,078
At September 30, 2018	6,141	65,814	7,271	15,399	291	292	95,208

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements for the 9 month periods ended September 30, 2018 and 2017

(In thousands of United States dollars, unless indicated otherwise)

12	Trade and other receivables

	September 30,	December 31,
	2018	2017

Bullion sales receivable	1,786	1,386
VAT receivables	2,970	2,947
Export credit incentive receivable	569	410
Other receivables	461	219
	5,786	4,962

The cash relating to the bullion sales receivable was received shortly after the period end and $1,546 of the VAT receivable was received during October 2018.

13	Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2018	2017

Operating profit	15,413	13,807
Adjustments for:
Unrealised foreign exchange losses/(gains)	121	(100)
Cash-settled share-based expense (Note 8)	450	607
Cash-settled share-based expense included in production costs (Note 6)	59	-
Unrealised margin call	90	-
Equity-settled share-based expense	14	835
Depreciation	2,887	2,749
Disposals and scrappings	9	14
Site restoration	15	-
Cash generated by operations before working capital changes	19,058	17,912
Inventories	(511)	(881)
Prepayments	(422)	(1,232)
Trade and other receivables	(1,560)	(2,465)
Trade and other payables	(1,119)	6,192
Cash generated from operating activities	15,446	19,526

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements for the 9 month periods ended September 30, 2018 and 2017

(In thousands of United States dollars, unless indicated otherwise)

14	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprise CHZ and subsidiaries. The South Africa geographical segment comprise a gold mine, that is on care and maintenance, as well as sales made by Caledonia Mining South Africa Proprietary Limited to Blanket. The Company and Greenstone Management Services Holdings Limited (a subsidiary in the UK) responsible for administrative functions within the Group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Geographic segment profit as at September 30, 2018	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Revenue	50,904	10,296	(10,296)	-	50,904
Royalty	(2,549)	-	-	-	(2,549)
Production costs	(29,208)	(9,503)	9,456	-	(29,255)
Management fee	(990)	990	-	-	-
Depreciation	(3,107)	(26)	246	-	(2,887)
Other income	4,682	3	-	79	4,764
Administrative expenses	(39)	(2,033)	-	(2,553)	(4,625)
Foreign exchange (loss)/gain	(56)	(322)	-	263	(115)
Margin call on hedge	-	-	-	(360)	(360)
Cash-settled share-based expense	(122)	(178)	-	(150)	(450)
Equity-settled share-based expense	-	-	-	(14)	(14)
Net finance costs	(170)	14	-	14	(142)
Profit before tax	19,345	(759)	(594)	(2,721)	15,271
Tax expense	(5,625)	439	85	-	(5,101)
Profit for the period	13,720	(320)	(509)	(2,721)	10,170

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements for the 9 month periods ended September 30, 2018 and 2017

(In thousands of United States dollars, unless indicated otherwise)

14	Operating Segments (continued)

As at September 30, 2018	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total
Geographic segment assets

Current (excluding intercompany)	21,552	2,134	(60)	2,562	26,188
Non-current (excluding intercompany)	96,476	390	(1,611)	40	95,295
Expenditure on property, plant and equipment (Note 11)	16,794	55	(781)	-	16,068
Intercompany balances	-	7,697	(60,157)	52,460	-

Geographic segment liabilities
Current (excluding intercompany)	(14,799)	(987)	-	(251)	(16,037)
Non-current (excluding intercompany)	(26,635)	(739)	354	(2,169)	(29,189)
Intercompany balances	(2,432)	(32,861)	60,157	(24,864)	-

Geographic segment profit as at September 30, 2017	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Revenue	-	50,163	8,107	(8,107)	50,163
Royalty	-	(2,512)	-	-	(2,512)
Production costs	-	(27,638)	(8,008)	8,654	(26,992)
Management fee	-	(2,970)	2,970	-	-
Depreciation	-	(2,834)	(42)	127	(2,749)
Other income	27	1,835	2	-	1,864
Administrative expenses	(2,616)	(84)	(1,841)	-	(4,541)
Foreign exchange gain/(loss)	74	(82)	24	-	16
Cash-settled share-based expense	(185)	(281)	(141)	-	(607)
Equity-settled share-based expense	(29)	(806)	-	-	(835)
Net finance costs	-	(34)	10	-	(24)
Profit before tax	(2,729)	14,757	1,081	674	13,783
Tax expense	-	(5,186)	(1,045)	355	(5,876)
Profit for the period	(2,729)	9,571	36	1,029	7,907

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements for the 9 month periods ended September 30, 2018 and 2017

(In thousands of United States dollars, unless indicated otherwise)

14	Operating Segments (continued)

As at September 30, 2017	Zimbabwe	South Africa	Inter-group elimination adjustments eliminations	Corporate and other reconciling amounts	Total
Geographic segment assets

Current (excluding intercompany)	5,769	19,159	2,856	(42)	27,742
Non-current (excluding intercompany)	40	76,267	1,711	(991)	77,027
Intercompany balances	50,518	-	5,393	(55,911)	-
Expenditure on property, plant and equipment	-	13,291	1,379	215	14,885

Geographic segment liabilities
Current (excluding intercompany)	(342)	(14,309)	(1,263)	-	(15,914)
Non-current (excluding intercompany)	(354)	(22,242)	(824)	169	(23,251)
Intercompany balances	(22,572)	(229)	(33,110)	55,911	-

Major customer

Revenues from Fidelity Printers and Refiners Limited in Zimbabwe amounted to $50,904 (2017: $50,163) for the period ended September 30, 2018.

Additional Information

DIRECTORS & OFFICERS as at November 12, 2018

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (5) (7) Chairman of the Board	S. R. Curtis (5) (6) (7) Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Florida, United States of America

S. R. Curtis (5) (6) (7)	D. Roets (5) (6) (7)
Chief Executive Officer Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (5) (7)	M. Learmonth (5) (7)
Non-executive Director Connecticut, United States of America	Chief Financial Officer Jersey, Channel Islands

J. Holtzhausen (1) (2) (4) (5) (6) (7)	M. Mason (5) (7)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	VP Corporate Development and Investor Relations London, England

M. Learmonth (5) (7)	A. Chester (5)
Chief Financial Officer Jersey, Channel Islands	General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

John McGloin (1) (3) (4) (6) (7)	Board Committees
Non-executive Director	(1) Audit Committee
Bishops Stortford, United Kingdom	(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nomination Committee
(5) Disclosure Committee

Additional Information

CORPORATE DIRECTORY as at November 12, 2018

CORPORATE OFFICES	SOLICITORS
Jersey – Head and Registered Office	Mourant Ozannes (Jersey)
Caledonia Mining Corporation Plc	22 Grenville Street
3rd Floor Weighbridge House
Weighbridge House	St Helier
St Helier	Jersey JE4 8PX
Jersey JE2 3NF	Channel Islands

South Africa	Borden Ladner Gervais LLP (Canada)
Caledonia Mining South Africa Proprietary Limited	Suite 4100, Scotia Plaza
P.O. Box 4628	40 King Street West
Weltevreden park	Toronto, Ontario M5H 3Y4 Canada
South Africa
Memery Crystal LLP (United Kingdom)
165 Fleet Street London EC4A 2DY
Zimbabwe	London EC4A 2DY
Caledonia Holdings Zimbabwe (Private) Limited	United Kingdom
P.O. Box CY1277
Causeway, Harare	AUDITORS
Zimbabwe	Grant Thornton Johannesburg Partnership
Wanderers Office Park
Capitalization (November 12, 2018)	52 Corlett Drive
Authorised: 10,603,153	Illovo 2196
Shares, Warrants and Options Issued:	South Africa
Shares: 10,603,153	Tel: +27(0)105907200, Fax: +27(0)105907201
Options: 38,000
REGISTRAR & TRANSFER AGENT
SHARE TRADING SYMBOLS	Computershare
NYSE American - Symbol "CMCL"	100 University Ave, 8th Floor,
AIM - Symbol “CMCL”	Toronto, Ontario, M5J 2Y1
Toronto Stock Exchange - Symbol “CAL”	Tel: +1 416 263 9483

BANKERS
Barclays
13 Library Place
St Helier, Jersey